APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

The Bourbon Room NH
Income Statement - unaudited
12-31-2021

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES	0	0
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Bank Service Charges	-	-
Computer and Internet	-	-
Insurance	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Utilities	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

The Bourbon Room NH
Balance Sheet - unaudited
12-31-21

	Current Period		Prior Period	
	31-Dec-21		**31-Dec-20**	
ASSETS		0		0
Current Assets:		0		0
Cash	$	-	$	-
Accounts Receivables		-		-
Inventory		-		-
Total Current Assets		-		-
Fixed Assets:				
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Total Fixed Assets		-		-
Other Assets:				
Patents		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES				
Current Liabilities:				
Business Credit Cards		-		-
Other Liabilities		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-

Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

I, David Corey Richardson, certify that:

1. The financial statements of The Bourbon Room NH included in this Form are true and complete in all material respects; and
2. The tax return information of The Bourbon Room NH included in this Form reflects accurately the information reported on the tax return for The Bourbon Room NH for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *David Corey Richardson*

Name: David Corey Richardson

Title: Owner